Exhibit 21.1

SUBSIDIARIES OF VERSA BANCORP

The following entities are subsidiaries of VersaBank as of the time of this filing.

Name	Jurisdiction of Organization or Incorporation
Digital Boundary Group Canada Inc.	Ontario
Digital Boundary Group, Inc.	Michigan
DRT Cyber Inc.	Delaware
VersaBank USA N.A.	Minnesota
VersaFinance US Corp.	Delaware
VersaHoldings US Corp.	Delaware

The following entities are subsidiaries of Versa Bancorp as of the time of this filing.

None.

The following entities are subsidiaries of Versa Bancorp expected immediately following the consummation of the Reorganization. The following diagram reflects all material subsidiaries as of January 31, 2026, as if the Reorganization had occurred on such date.

Name	Jurisdiction of Organization or Incorporation
Digital Boundary Group Canada Inc.	Ontario
Digital Boundary Group, Inc.	Michigan
DRT Cyber Inc.	Delaware
VersaBank	Canada
VersaBank USA N.A.	Minnesota
VersaFinance US Corp.	Delaware
VersaHoldings US Corp.	Delaware